Exhibit 21.1

CIRCUIT CITY STORES, INC.

List of Subsidiaries

Name	State or Jurisdiction of Incorporation or Organization	Names under which business done*
CC Distribution Company of Virginia, Inc.	Virginia
Circuit City Global Sourcing Limited	Hong Kong
Circuit City Properties, Inc.	Virginia
Circuit City Purchasing Company, LLC	Virginia
Circuit City Stores West Coast, Inc.	California	Circuit City
InterTAN Canada, Ltd.	Ontario, Canada	InterTAN
InterTAN, Inc.	Delaware
LEI (Hong Kong) Limited	Hong Kong
Ventoux International, Inc.	Delaware

*	Unless otherwise noted, each subsidiary does business under the subsidiary’s name.